SECURITY MIDWEST BANCORP, INC.
510 E. Monroe
Springfield, Illinois 62701

November 7, 2024

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Security Midwest Bancorp, Inc.
      Registration Statement on Form S-1 (Commission File No. 333-282067)
      Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Security Midwest Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 12, 2024 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Ned Quint of Luse Gorman, PC at (202) 274-2007 if you have any questions concerning this matter.

Very truly yours,

/s/ Stephan P. Antonacci

Stephan P. Antonacci
President and Chief Executive Officer